Annual Shareholder Meeting Results:

The Fund held its annual meeting of shareholders on April 14, 2010, which was adjourned to April 21, 2010.

Common/Preferred shareholders voted as indicated below:

								 Withheld
					Affirmative		 Authority
Re-election of Robert E. Connor*
Class I to serve until 2013 		     5,154 		      275
Election of James A. Jacobson*
Class II to serve until 2011 		     5,154 		      275
Re-election of Hans W. Kertess
Class I to serve until 2013 		56,668,265		3,716,811
Re-election of William B. Ogden, IV
Class I to serve until 2013 		56,728,293 		3,656,783

Messrs. Paul Belica, John C. Maney+, and R. Peter Sullivan III continue to serve as Trustees of the Fund.

* Preferred Shares Trustee
+ Interested Trustee